Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS COMPLETES ENROLMENT IN SECOND COHORT AND OPENS NEW SITES IN US AND AUSTRALIA IN ASLAN004 ATOPIC DERMATITIS STUDY

Singapore, 21 September 2020 – ASLAN Pharmaceuticals (Nasdaq:ASLN), a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced that clinical sites in the US and Australia are now open and ready to enrol patients into its multiple ascending dose (MAD) study testing the first-in-class therapeutic antibody ASLAN004 in moderate to severe atopic dermatitis (AD) patients. Patients will now be recruited from 4 sites in Australia, 3 sites in the US alongside 2 existing sites in Singapore.

ASLAN recently restarted recruitment into the second cohort of the randomised, double blind, placebo-controlled study in Singapore following the lifting of government restrictions in response to COVID-19. All 8 patients have now been fully recruited into the cohort and ASLAN plans to initiate recruitment into the third cohort following approval by the Data Monitoring Committee. A further 8 patients will be recruited in Singapore, the US and Australia. ASLAN expects to report interim, unblinded data from all 3 dose cohorts in 4Q 2020.

Dr Kenneth Kobayashi, Chief Medical Officer, ASLAN Pharmaceuticals, said: “The speed at which we have been able to fully recruit the second cohort of the MAD study since restrictions lifted in Singapore last month reaffirms the scale of the demand by patients and the interest of physicians for innovative treatments for AD. We accelerated our plans to open new study sites in the US and Australia, and are pleased that the sites are now ready to recruit.”

ASLAN004 is a first-in-class monoclonal antibody that binds to the IL-13 receptor α1 subunit (IL-13Rα1), blocking signalling of two pro-inflammatory cytokines, IL-4 and IL-13, which are central to triggering symptoms of AD, such as redness and itching of the skin.

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Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6751 2021 Email: ASLAN@spurwingcomms.com	Robert Uhl Westwicke Partners Tel: +1 858 356 5932 Email: robert.uhl@westwicke.com

About ASLAN Pharmaceuticals
ASLAN Pharmaceuticals (Nasdaq:ASLN) is a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Led by a senior management team with extensive experience in global development and commercialisation, ASLAN has a clinical portfolio comprised of a first-in-class monoclonal therapy, ASLAN004, that is being developed in atopic dermatitis and other immunology indications, and a small molecule inhibitor targeting oncology. ASLAN’s partners include Almirall, Array BioPharma, Bristol-Myers Squibb, and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy, the Company’s plans to develop and commercialise ASLAN004, the safety and efficacy of ASLAN004, and the Company’s plans and expected timing with respect to enrolment in its clinical trials for ASLAN004 and clinical study results for ASLAN004. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s U.S. Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2020.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.